UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Quixote Corporation

(Name of Issuer)
Common Stock, par value $0.01 2/3 per share

(Title of Class of Securities)
749056107

(CUSIP Number of Class of Securities)
Belgrave Investment Holdings Limited
13 Chelsea Embankment
London, England SW3 4LA
44-207-352-6007
With a copy to:
Peter H. Lieberman, Esq.
David W. Schoenberg, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 3100
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 20, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	749056107	SCHEDULE 13D	Page	2	of	7

1	NAME OF REPORTING PERSON: Belgrave Investment Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		460,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

460,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (see Item 5)

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	749056107	SCHEDULE 13D	Page	3	of	7

1	NAME OF REPORTING PERSON: Leslie Welch Lawson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		460,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

460,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (see Item 5)

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D/A
     This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Belgrave Investment Holdings Limited, a United Kingdom company (“Belgrave”), and Leslie Welch Lawson (“Ms. Lawson”) with the Securities and Exchange Commission (the “SEC”) on March 4, 2009, as amended by Amendment No. 1 thereto filed with the SEC on March 10, 2009 (collectively, the “Statement”). Belgrave and Ms. Lawson are collectively referred to herein as the “Reporting Persons.” Except as set forth below, all Items of the Statement remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Statement is hereby amended to add the following information for updating as of the date hereof:
     On August 20, 2009, the Reporting Persons began to engage in a significant reduction of their holdings of the Company’s Common Shares as reported herein in order to limit their investment exposure related to the Company and to reduce their percentage ownership position in the Company. The Reporting Persons may continue with share dispositions in the future to further limit investment exposure in the Company. Notwithstanding the reduction in the Reporting Persons’ investment in the Company, the Reporting Persons continue to view the Company as a potential beneficial investment opportunity and may explore various potential transactions related to the Company and/or its Common Shares, including, without limitation, potential transactions relating to a financial restructuring.
     The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to the Statement. Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Statement is hereby amended to add the following information for updating as of the date hereof:
     (a) Each of the Reporting Persons may be deemed to have beneficial ownership of 460,000 Common Shares, and all such Common Shares represent beneficial ownership of approximately 4.9% of the Common Shares, based on 9,296,383 Common Shares issued and outstanding on April 30, 2009, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2009 filed by the Company with the SEC on May 11, 2009.
     (b) Each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of 460,000 Common Shares, and all such Common Shares represent beneficial ownership of approximately 4.9% of the

Common Shares, based on 9,296,383 Common Shares issued and outstanding on April 30, 2009, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2009 filed by the Company with the SEC on May 11, 2009.
     (c) Schedule A annexed hereto lists all transactions in the Company’s Common Shares in the last 60 days by the Reporting Persons.
     (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Shares on August 27, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2009

BELGRAVE INVESTMENT HOLDINGS LIMITED
By:	/s/ Leslie Welch Lawson
Leslie Welch Lawson, Director

/s/ Leslie Welch Lawson
Leslie Welch Lawson

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Common Shares which was effectuated on behalf of the Reporting Persons in the last 60 days. All transactions were effectuated in the open market through a broker.

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)(1)	Price($)(2)

8/20/2009	(459,126)	$2.0706	$950,666.29
8/21/2009	(329,674)	$2.0221	$666,633.79
8/24/2009	(556,049)	$1.9401	$1,078,790.66
8/25/2009	(19,385)	$1.8610	$36,075.48
8/27/2009	(282,865)	$1.9467	$550,653.29

(1)	Represents an average sale price. For clarification purposes, no Common Shares were sold by the Reporting Persons at a price greater than $2.10.

(2)	Calculated by multiplying the average sale price and the number of Common Shares sold.